UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____
Commission file number 000-18516

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:
ARTESIAN RETIREMENT PLAN

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:
ARTESIAN RESOURCES CORPORATION
664 CHURCHMANS RD.
NEWARK, DE 19702

Artesian Resources Corporation
Retirement Plan
Financial Statements
December 31, 2006

Independent Auditors’ Report
Participants, Board of Trustees and
Administrator of Artesian Resources Corporation
Retirement Plan
We have audited the accompanying statements of net assets available for benefits of Artesian Resources Corporation Retirement Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Artesian Resources Corporation Retirement Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Independent Auditors’ Report (Cont’d.)
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes, referred to as, “supplementary information”, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan’s management. The supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
McBride Shopa and Company, P.A.

Wilmington, Delaware
June 21, 2007

Artesian Resources Corporation
Retirement Plan
Statement of Net Assets Available for Benefits
December 31, 2006

		Non-
		Participant	Participant	Loan
	Total	Directed	Directed	Fund
ASSETS
Cash	$300	$—	$300	$—

Investments, at fair value
Artesian Resources Corp. Class A nonvoting common stock	2,685,515	1,430,249	1,255,266	—
Collective trusts	1,509,072	673,977	835,095	—
Mutual funds	19,147,528	5,636,846	13,510,682	—
Investments, at cost that approximate fair value
Loans to participants	263,031	—	—	263,031

Total investments	23,605,146	7,741,072	15,601,043	263,031

Contribution receivable
Employer	146,304	136,318	9,986	—
Participants	26,713	—	26,713	—

Total assets	23,778,463	7,877,390	15,638,042	263,031

LIABILITIES	—	—	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$23,778,463	$7,877,390	$15,638,042	$263,031

See accompanying notes to financial statements.

Artesian Resources Corporation
Retirement Plan
Statement of Net Assets Available for Benefits
December 31, 2005

		Non-
		Participant	Participant	Loan
	Total	Directed	Directed	Fund
ASSETS
Cash	$3,204	$—	$3,204	$—

Investments, at fair value
Artesian Resources Corp. Class A nonvoting common stock	2,206,813	1,222,677	984,136	—
Collective trusts	1,383,896	603,902	779,994	—
Mutual funds	16,781,143	5,065,847	11,715,296	—
Investments, at cost that approximate fair value
Loans to participants	183,216	—	—	183,216

Total investments	20,555,068	6,892,426	13,479,426	183,216

Contribution receivable
Employer	129,204	129,204	—	—
Participants	—	—	—	—

Total assets	20,687,476	7,021,630	13,482,630	183,216

LIABILITIES	—	—	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$20,687,476	$7,021,630	$13,482,630	$183,216

See accompanying notes to financial statements.

Artesian Resources Corporation
Retirement Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2006

		Non-
		Participant	Participant	Loan
	Total	Directed	Directed	Fund
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Net investment income
Artesian Resources Corp. Class A nonvoting common stock dividends	$77,030	$40,913	$36,117	$—
Interest and dividend income from other investments	679,820	259,405	420,415	—
Interest income from participant loans	15,846	—	—	15,846
Net appreciation in fair value of investments	1,472,005	384,821	1,087,184	—
Contributions
Employer	788,755	409,953	378,802	—
Participants	1,086,993	—	1,086,993	—

	4,120,449	1,095,092	3,009,511	15,846

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Participant distributions	1,029,462	239,332	780,531	9,599
Loan transaction transfers, net	—	—	73,568	(73,568)

	1,029,462	239,332	854,099	(63,969)

NET INCREASE	3,090,987	855,760	2,155,412	79,815

NET ASSETS AVAILABLE FOR BENEFITS- BEGINNING OF YEAR	20,687,476	7,021,630	13,482,630	183,216

NET ASSETS AVAILABLE FOR BENEFITS — END OF YEAR	$23,778,463	$7,877,390	$15,638,042	$263,031

See accompanying notes to financial statements.

Artesian Resources Corporation
Retirement Plan
Notes to the Financial Statements
Note A — Description of the Plan
1.	General

Effective July 1, 1984, Artesian Resources Corporation (the Company) established the Artesian Resources Corporation Retirement Plan (the Plan) as a defined contribution retirement plan for its employees. Pursuant to Internal Revenue Code (IRC) Section 401(k), the Plan permits employees to exclude contributions to the Plan from their current taxable income, subject to certain limits. The Plan is administered by a Committee of Trustees, which consists of five members appointed by the Company’s Board of Directors. Plan administration expenses may be paid out of the Plan unless paid by the Company. The Company paid all such expenses incurred during 2006 (Note C).

2.	Participation, Vesting, and Withdrawals

Generally, all employees are eligible for Plan participation after attaining age 21 and completing 1,000 hours of service during a one-year period. Employees may elect to make tax-deductible contributions up to the IRC limitation of $15,000 ($20,000 for participants age 50 and older) for all deferrals under all plans in 2006 (basic contribution). For every dollar an employee contributes up to 6% of compensation, the Company will provide a 50% matching contribution. In each Plan year, the Company may make a discretionary contribution to the Plan based on up to 2% of compensation for all employees eligible to participate in the Plan. The full discretionary contribution was made for 2006. The total matching and discretionary contributions in 2006 were $286,188 and $224,360, respectively.

The Company’s Board of Directors, at its sole discretion, may make an additional discretionary contribution. No additional discretionary contributions were made for 2006.

Participant contributions, and the related earnings, are fully vested. Company contributions, and the related earnings, vest as follows:

Artesian Resources Corporation
Retirement Plan
Notes to the Financial Statements (Continued)
Note A — Description of the Plan (Continued)
2.	Participation, Vesting, and Withdrawals (Continued)

Years of Service	Vested Percentage
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 years or more	100%
Any forfeitures of nonvested contributions are offset against required Company contributions. Withdrawals may generally commence without penalty upon attaining age 59 1/2 or for situations involving hardship, as defined in the Plan and the IRC.
The Company also sponsored another defined contribution plan for its employees, the Supplemental Plan, which was merged into the Plan on March 31, 2000. The contribution and vesting guidelines for the participants of the Supplemental Plan continued and consist of the following:
•	Only employees as of April 26, 1994 are eligible for participation.

•	A service contribution is made by the Company to the Plan for all eligible participants each quarter based upon each employee’s years of service and current compensation in accordance with the following schedule:

Years	Percentage of
of Service	Compensation
1 - 5	2%
6 - 10	4%
11 - 20	5%
over 20	6%
•	Participant contributions, and the related earnings thereon, are fully vested at all times. Company contributions, and the related earnings thereon, vest as follows:

Artesian Resources Corporation
Retirement Plan
Notes to the Financial Statements (Continued)
Note A — Description of the Plan (Continued)
2.	Participation, Vesting, and Withdrawals (Continued)

Years of Service	Vested Percentage
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 years or more	100%
•	Forfeitures are offset against required Company contributions. Any participant who separates from the Company for any reason, shall be entitled to receive the vested interest in their account.
3.	Investment Elections

Participants may allocate basic contributions among the various mutual fund investments and/or the Company’s Class A nonvoting common stock.

Participants may elect an allocation among one or more of the investment funds in multiples of 1% with a minimum investment of 1% in any selected fund. Discretionary Company contributions are invested by the Trustee in a uniform manner for all participants.

4.	Loans

Participants may borrow from the Plan under the following guidelines:
•	A participant may borrow as much as 50% of his or her account balance, subject to certain minimum and maximum limitations as defined in the Plan.

•	Loans are repaid over a period not to exceed five years, unless the loan is to buy, build, or substantially rehabilitate the borrower’s principal residence.

•	The participant’s account balance is secured as collateral when the loan is executed. If a participant defaults on a loan, the loan is treated as a distribution from the Plan to the participant.

Artesian Resources Corporation
Retirement Plan
Notes to the Financial Statements (Continued)
Note A — Description of the Plan (Continued)
4.	Loans (Continued)
•	Interest rates on loans are prime plus 1% at the date of the loan.

•	As loans are repaid to the Plan, the total payment, principal plus interest, is credited back to the participant’s account.
As disclosed in the statement of changes in net assets available for benefits, the net transfer into participant loans for the year ended December 31, 2006 was made up of the following:

New loans	$141,587
Loan repayments	(52,173)
Transfer of interest income	(15,846)

$73,568

5.	Benefits

Participants are entitled to a benefit payment equal to the amount credited to their accounts upon retirement, upon permanent disability, at age 59 1/2, or upon termination of employment or death. In the event of death of a participant, a death benefit payment is made to the participant’s beneficiary. In the event of termination, distributions of less than $5,000 must be made in a lump sum. All other distributions may be made in the form of a joint and survivor annuity, installments, or in a lump sum subject to certain restrictions as defined in the Plan.

6.	Termination

The Company may amend or terminate the Plan. In the event of Plan termination, the accounts of all participants affected shall become fully vested and nonforfeitable. Assets remaining in the Plan may be immediately distributed to the participants, inactive participants, and beneficiaries in proportion to their respective account balances; or the trust may be continued with distributions made at such time and in such manner as though the Plan had not been terminated.

Artesian Resources Corporation
Retirement Plan
Notes to the Financial Statements (Continued)
Note B — Significant Accounting Policies
1.	Basis of Accounting

For financial reporting purposes, the assets and liabilities of the Plan are reflected on the accrual basis of accounting.

2.	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3.	Investment Valuation and Income Recognition

Plan assets held in mutual funds and the Company’s Class A nonvoting common stock are unsecured and are valued at fair value based on quoted market prices. Plan assets held in collective trusts are unsecured and are valued at trading unit prices, which approximates fair value.

In accordance with the policy of stating investments at fair value, net unrealized appreciation (depreciation) for the year is included in the statement of changes in net assets available for benefits. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

4.	Participant Distributions

Participant distributions are recorded when paid.

Artesian Resources Corporation
Retirement Plan
Notes to the Financial Statements (Continued)
Note B — Significant Accounting Policies (Continued)
5.	Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated March 19, 2002, that the original Plan plus amendments is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the Internal Revenue Code.

The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the financial statements.
Note C — Plan Administration Expenses
Plan administration fees are based on asset value and number of participants. The Plan invests in various mutual funds with revenue-sharing agreements that help to offset fees. The Company paid the following net Plan expenses on behalf of the Plan in 2006:

Fees charged to the Plan	$81,100
Revenue-sharing offsets	(69,161)

Net Plan expenses	$11,939

Note D — Credit Risk
The Plan has $300 in mutual fund money market accounts at December 31, 2006 ($3,204 at December 31, 2005). These funds are fully insured by the Securities Investor Protection Corporation.
Note E — Market Risk
All investments in the Plan, including holdings in the Company’s Class A nonvoting common stock, are subject to market risk.

Artesian Resources Corporation
Retirement Plan
Notes to the Financial Statements (Continued)

Note F —	Investments Representing 5% or More of Net Assets Available for Benefits
During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Artesian Resources Corp. Class A nonvoting common stock	$8,233
Collective trusts	50,037
Mutual funds	1,413,735

$1,472,005

The following investments each represent 5% or more of the net assets available for benefits at December 31,:

	2006*	2005*
Common Stocks
Artesian Resources Corp.
Class A nonvoting common stock	$2,685,515	$2,206,813

Collective Trusts
Gartmore Morley Trust Co.
Stable Value Fund	1,509,072	1,383,896

Mutual Funds
American Funds Growth
Fund of America A	4,801,512	4,459,847
Davis Funds NY Venture A	5,172,668	4,548,589
Dodge & Cox Funds
Stock Fund	3,421,695	2,991,141
PIMCO Funds Total Return
Fund Admin	1,738,669	1,561,024
Templeton Funds
Foreign Fund R	1,468,076	1,232,589

*	Includes both nonparticipant directed and participant directed funds.
Amounts allocated to withdrawing participants are reported on the Schedule H of Form 5500 for benefit claims that have been processed and approved for payment prior to December 31st, but not yet paid as of that date.

Supplementary Information

Artesian Resources Corporation
Retirement Plan
EIN 51-0002090, Plan No. 003
Schedule H, Part IV, Line 4i: Schedule of Assets Held for Investment
Purposes at End of Year as of December 31, 2006

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower,	Description of investment, including maturity date,		Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value	Cost**	Value**
	Cash
	Investment Fund	Liquidity Fund	$300	$300

	Common Stocks
*	Artesian Resources Corporation	Class A nonvoting common stock	2,179,354	2,685,515

	Collective Trusts
	Gartmore Morley Trust Co.	Stable Value Fund	1,381,661	1,509,072

	Mutual Funds
	American Fund	Growth Fund of America A	3,224,788	4,801,512
	Calamos	Growth A	439,804	531,627
	Columbia Funds	Acorn Z	552,930	703,290
	Columbia Funds	Mid-Cap Value A	54,103	55,766
	Davis Funds	New York Venture A	3,135,358	5,172,668
	Dodge & Cox Funds	Balanced	160,370	168,875
	Dodge & Cox Funds	Stock Fund	2,453,249	3,421,965
	Lord Abbett	Mid-Cap Value A	562,298	612,923
	PIMCO Funds	Total Return Fund Admin.	1,781,955	1,738,669
	Royce	Low Priced Stock	374,463	472,157
	Templeton Funds	Foreign Fund R	1,108,017	1,468,076

			13,847,335	19,147,528

	Participant Loans
	Various participants	Interest rates range from 5.00% to 10.50%, can borrow up to 50% of account balance, repayment terms range from five to 15 years, secured by vested account balance.	—	263,031

			$17,408,650	$23,605,446

*	Identifies the party as a “Party in Interest.”

**	Includes both nonparticipant directed and participant directed funds.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

ARTESIAN RETIREMENT PLAN
Date: June 28, 2007	By:	/s/ Joseph A. DiNunzio
Joseph A. DiNunzio
Executive Vice President and Corporate Secretary

EXHIBIT INDEX

Exhibit No.
23	Consent of McBride Shopa and Company